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                          October 27, 2021

       Alex Rose
       Executive Vice President, General Counsel and Secretary
       Ashford Hospitality Trust, Inc.
       14185 Dallas Parkway, Suite 1200
       Dallas, Texas 75254

                                                        Re: Ashford Hospitality
Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed October 22,
2021
                                                            File No. 333-260442

       Dear Mr. Rose:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Gregory P. Patti